                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 2000

                                      OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _________ to ________

     Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       SOLA OPTICAL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                SOLA OPTICAL, USA
                              2277 Pine View Way
                            Petaluma, CA 94955-6006

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        SOLA OPTICAL, USA

Date:  June 28, 2001            By  /s/ Steven M. Neil
                                        ---------------------------------------
                                        Steven M. Neil
                                        Executive Vice President, Finance
                                        Chief Financial Officer, Secretary and
                                        Treasurer

                                                                    Page 1 of 11
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                                 Sola Optical
                              401(k) Savings Plan
                             Financial Statements
                          December 31, 2000 and 1999
                          --------------------------

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SOLA OPTICAL
401(k) SAVINGS PLAN
Financial Statements
December 31, 2000 and 1999


Table of Contents
----------------------------------------------------------------------------

                                                                        Page
Independent Accountants' Report........................................   4

Financial Statements:

Statements of Net Assets Available for Benefits........................   5
Statements of Changes in Net Assets Available for Benefits.............   6
Notes to Financial Statements..........................................   7

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                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Sola Optical
401(k) Savings Plan

We have audited the financial statements of the Sola Optical 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


By /s/ Mohler, Nixon & Williams
       ---------------------------------------
       MOHLER, NIXON & WILLIAMS
       Accountancy Corporation

Campbell, California
June 15, 2001

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SOLA OPTICAL
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                                          December 31,
                                                                                       2000         1999
                                                                                   -----------   -----------
Assets:
        Investments, at fair value                                                 $43,402,801   $55,163,714
        Participant loans                                                            2,523,283     2,517,628
                                                                                   -----------   -----------

                    Assets held for investment purposes                             45,926,084    57,681,342


        Cash                                                                               431
        Employer's contribution receivable                                             468,299       569,064
        Participants' contributions receivable                                         102,037         7,481
                                                                                   -----------   -----------

Net assets available for benefits                                                  $46,496,851   $58,257,887
                                                                                   ===========   ===========

See notes to financial statements

SOLA OPTICAL
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
---------------------------------------------------------------------------

                                                                                        Years ended
                                                                                       December 31,
                                                                                  2000            1999
                                                                              ------------    ------------
Additions to net assets attributed to:
         Investment income:
             Dividends and interest                                           $  3,495,704    $  1,775,694
             Net realized and unrealized appreciation
                  (depreciation) in fair value of investments                   (9,735,519)      8,935,154
                                                                              ------------    ------------

                                                                                (6,239,815)     10,710,848
                                                                              ------------    ------------

         Contributions:
             Participants'                                                       3,398,699       3,986,799
             Employer's                                                            996,706       1,158,805
                                                                              ------------    ------------

                                                                                 4,395,405       5,145,604
                                                                              ------------    ------------

                    Total additions                                             (1,844,410)     15,856,452
                                                                              ------------    ------------

Deductions from net assets attributed to:
         Withdrawals and distributions                                           9,901,166       3,464,736
         Administrative expenses                                                    15,460          14,167
                                                                              ------------    ------------

                    Total deductions                                             9,916,626       3,478,903
                                                                              ------------    ------------

             Net increase (decrease) in net assets                             (11,761,036)     12,377,549

Net assets available for benefits:
         Beginning of year                                                      58,257,887      45,880,338
                                                                              ------------    ------------

         End of year                                                          $ 46,496,851    $ 58,257,887
                                                                              ============    ============

See notes to financial statements.

SOLA OPTICAL
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Sola Optical 401(k) Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1996 by Sola Optical, USA (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During 2000, the Company purchased Oracle Lens Manufacturing Company (Oracle). Effective January 1, 2001, the Plan document was amended to exclude employees of Oracle from participating in the Plan.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator who processes and maintains the records of participant data and Chase Manhattan Bank, N.A. (Chase Manhattan) to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting.

Investments - Investments of the Plan are held by Chase Manhattan and various sub-custodians, and invested based solely upon instructions received from participants.

The Plan's investments in mutual funds, individually managed accounts, the collective trust fund and Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated May 18, 1997. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds and a fixed income security offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2000 and 1999, the Company made semi-annual matching contributions equal to 50% of each eligible participant's contribution up to a maximum of 3% of the participant's eligible compensation.

Vesting - Participants are immediately vested in their entire account balance.

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Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Company semi-annual matching contributions are allocated to the accounts of participants who are employed on the allocation date or have attained the age of 65 or have died or become disabled during the period ended on the allocation date. Allocation of the Company's contribution is based on eligible participant's contributions.

Payment of benefits - Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distributions of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2000 carry interest rates which range from 7.75% to 9.00%.

NOTE 3 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                                    2000                    1999
                                                                    ----                    ----
         Benham Stable Asset Fund                                $ 8,613,116               9,421,462
         American Century Ultra Investors Fund                    17,237,884              22,981,638
         American Century Equity Growth Fund                       9,036,343              12,630,023
         American Century Equity Index Fund                        7,339,837               8,951,856
         Sola Optical, USA Common Stock                              670,257                 728,783
         Other less than 5% individually                             505,364                 449,952
         Participant loans                                         2,523,283               2,517,628
                                                                 -----------             -----------

                  Assets held for investment
                     purposes                                    $45,926,084             $57,681,342
                                                                 ===========             ===========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

                                                      2000           1999
                                                      ----           ----

         Common/Collective Trusts                  $         -     $1,070,219
         Common stock                                 (630,612)      (156,964)
         Mutual funds                               (9,104,907)     8,021,899
                                                   -----------     ----------

                                                   $(9,735,519)    $8,935,154
                                                   ===========     ==========

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:

         Date          Number of shares          Fair value            Cost

         2000                 162,487            $  670,257        $ 1,438,997
         1999                  52,519            $  728,783        $ 1,001,257

NOTE 5 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 6 - SUBSEQUENT EVENT

As of June 15, 2001, the Dow Jones Industrial Average and Nasdaq Composite indices have decreased by 2% and 18%, respectively, since December 31, 2000. The Plan's assets may have significantly decreased in value since December 31, 2000.

                      CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-4489 of Sola Optical, USA, of our report dated June 15, 2001, relating to the financial statements and schedule of the Sola Optical 401(k) Savings Plan included in this Annual Report on Form 11-K.


By /s/ Mohler, Nixon & Williams
       ---------------------------------------
       MOHLER, NIXON & WILLIAMS
       Accountancy Corporation

Campbell, California
June 28, 2001